Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Integration Planning Communication
To:	All Baker Hughes employees
From:	Belgacem Chariag, Chief Integration Officer
Date:	Sept. 08, 2015

Please See Important Information at the End of This Announcement

Integration planning update

Over the last few months, I have had an opportunity to visit with employees in the Middle East and North Africa, as well as several groups in the Houston area. The many conversations I had during those visits gave me a chance to clarify a few points, share progress, and answer questions. Even though there was no “news” to share, I find it helps to get in front of people face-to-face wherever possible. I can’t visit with all of you, but the Integration Planning team and I, along with your leadership teams, are committed to increasing the number of visits and face-to-face conversations.

The journey so far

We are in the tenth month of a huge effort to prepare for the combination with Halliburton. Due to the size and complexity of the deal, the work to prepare to combine Baker Hughes and Halliburton is a tremendous challenge—especially against the backdrop of declining oil prices and a tougher market than many of us have experienced in a long time. Yet we have made significant strides and accomplished several milestones.

•	December 2014: Regulatory reviews began.

•	January 2015: Eight Integration Planning teams launched and entered the “Discovery” phase, including Human Resources, Supply Chain and Manufacturing; Finance; Information Technology; Order-to-Cash; Tax; Real Estate; and Communications and Change Management.

•	March: Shareholders of both companies approved the transaction.

•	May: Integration Planning teams were launched for region and product lines and began the Discovery phase.

•	June: Additional functional planning teams were launched covering Legal, HSE, Business Development and Marketing.

•	June: Most functional Integration Planning teams moved from Discovery to “Planning” phase.

•	July: Baker Hughes certified “substantial compliance” with Department of Justice (DOJ) second request.

•	August: Region and Product Line Planning teams moved to Planning phase.

I want to assure you that all of our integration planning activities take place according to strict legal and confidentiality protocols. Within that context, each workstream is focused on understanding each other’s processes, organization, and systems, with an eye toward future integration requirements. Together with Halliburton, we are identifying early integration priorities and Day 1 objectives, as well as developing a comprehensive integration plan across all regions, product lines, and functional areas.

The regulatory review process

We continue to respond to requests from various jurisdictions and competition authorities around the world. The aim of both companies is to provide clear, accurate, and comprehensive information, and it is a massive undertaking.

I recognize that the prospect of potential divestitures increases uncertainty and anxiety, but keep in mind that the competition authorities have a mandate to ensure that healthy competition continues after the two companies are combined. Any preparation effort we make in this respect is only a proactive measure while we continue to cooperate with the competition authorities. That said, it is important to remind you that divestitures, if and when they happen, can create exciting new opportunities for the employees who transition with them.

We are aware and addressing your concerns

Survey results from managers and informal conversations around the company confirm that many of you are truly excited about the combination and the possibilities it offers. Employees mention the complementary suites of products and services, the power of the combined effort to tackle the industry’s challenges, and the ability to achieve opportunities that neither company could have reached alone.

At the same time, feedback tells us you want to know as quickly as possible what the new organization will look like and where you fit. Understandably, many of you are concerned about your future. I can appreciate that sentiment. However, it is too soon to be able to provide details because it is all a work in progress at this stage.

We also understand you are looking for more opportunities to ask questions and understand the integration planning process. As a result, we are working to add more communication channels. Meanwhile, the Red-Blue site continues to be the most reliable repository of what has been communicated so far. It is interesting to note that since we launched the site in November, about 29,000 different employees have visited the site approximately 429,000 times, and that most inquiries we are receiving have already been addressed.

Turning to the talent alignment process, we are making every effort to represent our organization effectively and in the best possible light. In my discussions with my Halliburton counterparts, it is clear to me that one of the primary reasons they pursued this combination was because of the quality of

Baker Hughes employees and that this will be reflected in many aspects of the integration plan.

As communicated previously, both companies are committed to the goal of closing the deal by the end of 2015; however, the date could be extended into 2016, if necessary.

Now and over the coming months, it is important to stay focused on the work at hand: executing for our customers, winning new business, and doing it all safely and compliantly. We absolutely remain competitors until the deal closes.

This message is intended exclusively for the individual or entity to which it is addressed. This communication may contain information that is proprietary, privileged, confidential or otherwise legally exempt from disclosure. If you are not the named addressee, or have been inadvertently and erroneously referenced in the address line, you are not authorized to read, print, retain, copy or disseminate this message or any part of it. If you have received this message in error, please notify the sender immediately by e-mail and delete all copies of the message.

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated ("Baker Hughes") and Halliburton Company ("Halliburton"). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes' internet website at http://www.bakerhughes.com or by contacting Baker Hughes' Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton's internet website at http://www.halliburton.com or by contacting Halliburton's Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 23, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which was filed with the SEC on July 24, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton's and Baker Hughes' future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "likely," "plan," "positioned," "strategy," and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton's operating efficiencies applied to Baker Hughes' products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company's future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton's September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers' business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes' and Halliburton's respective filings with the SEC and available through the SEC's Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes' and Halliburton's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes' forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

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